Mail Stop 3561

September 22, 2008

Gerard P. Charlier
President and Chief Executive Officer
Gaming Partners International Corporation
1700 Industrial Road
Las Vegas, Nevada 89102

> **Re:** **Gaming Partners International Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2008**
> **File No. 000-23588**

Dear Mr. Charlier:

      We have reviewed your response letter dated August 19, 2008 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Results of Operations and Financial Condition

1. We note your proposed disclosure in your response to our prior comment 1 and your revisions made in your Form 10-Q for the quarterly period ended June 30, 2008. We note that all of your 2007 corporate costs of $2.6 million are only included in your USA operations (GPI USA), which you explain as the only factor causing your domestic operations (GPI USA) to incur significant pre-tax losses or break-even results while your foreign operations (GPI SAS) generated significant pre-tax income during the last two fiscal year. Based on the reported losses for GPI USA operations in 2007 of $2.05 million, it appears that the 2007 corporate costs of $2.6 million is only a partial reason for the approximate $5.1 million difference between your GPI USA and GPI SAS per-tax (loss) / income of $(2,051) and 3,108, respectively. Therefore, as applicable, please enhance your disclosure to include (i) the nature of all items and amounts that contribute to the significant variability in your operating results between GPI USA and GPI SAS; and (ii) the reasons for the significant positive operating margins experienced by GPI SAS operations that is disproportionate to their contribution of revenues when compared to the GPI USA operating results.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: David Grimes, Chief Financial Officer
                          (702)384-1965